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                                   iPCS, Inc.
                         1900 East Golf Road, Suite 900
                           Schaumburg, Illinois 60173

                                October 15, 2001

Via Edgar
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Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

                RE:  iPCS, Inc. (File No. 333-32064)

Ladies and Gentleman:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, iPCS, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-32064) filed with the Securities and Exchange Commission (the "Commission") on March 9, 2000 (the "Registration Statement").

         On August 28, 2001, the Company and AirGate PCS, Inc. ("AirGate") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company will become a wholly owned subsidiary of AirGate. The Registration Statement is being withdrawn to satisfy a condition imposed by the Staff of the Commission in connection with the effectiveness of the Form S-4 (File No. 333-69866) that was filed by AirGate in connection with the Merger Agreement. The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

         Please provide our legal counsel, Robert J. Wild of Mayer, Brown & Platt, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of Mr. Wild is (312) 701-7711. Should you have any questions or require any additional information with respect to this request for withdrawal, please call Mr. Wild at
(312) 701-8561.

                                   Sincerely,

                                   iPCS, INC.

                                   By:  /s/  TIMOTHY M. YAGER
                                        Timothy M. Yager
                                        President and Chief Executive Officer

cc:    Mr. Seth Tobin
        Securities and Exchange Commission